Exhibit 3.1

ARTICLES OF AMENDMENT TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF

DOLPHIN ENTERTAINMENT, INC.,

A FLORIDA CORPORATION

Pursuant to the provisions of Section 607.1006 of the Florida Business Corporation Act, Dolphin Entertainment, Inc., a Florida corporation, Florida Document Number P14000097818, hereby adopts the following amendment to its Amended and Restated Articles of Incorporation:

Article III(D)(7) is hereby amended to read as follows:

7. Voting Rights. Upon the Board’s determination that an Optional Conversion Threshold has been met, each Holder, except as otherwise required under the FBCA or as set forth herein shall be entitled or permitted to vote on all matters required or permitted to be voted on by the holders of Common Stock of the Corporation and shall be entitled to that number of votes equal to three votes for the number of Conversion Shares into which such Holder’s shares of the Series C Convertible Preferred Stock could then be converted, pursuant to the provisions of Section 6 hereof at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. Except as otherwise expressly provided herein or as otherwise required by law, the Series C convertible Preferred Stock and the Common Stock shall vote together (or render written consents in lieu of a vote) as a single class on all matters upon which the Common Stock is entitled to vote.

The Amendment was adopted by the shareholders of the Corporation on January 21, 2025. The number of votes cast in favor of the Amendment by the shareholders was sufficient for its approval.

Dated: January 22, 2025	/s/ Mirta A. Negrini
Name: Mirta A. Negrini
Title: Chief Financial Officer